EXHIBIT 21

INNOVATIVE FOOD HOLDINGS, INC.

SCHEDULE OF SUBSIDIARIES

Food Innovations, Inc.	Florida Corporation
Food New Media Group, Inc.	Florida Corporation
4 The Gourmet, Inc. (d/b/a/ For The Gourmet, Inc.)	Florida Corporation
Gourmet Foodservice Group, Inc.	Florida Corporation
Artisan Specialty Foods, Inc.	Florida Corporation
The Haley Group, Inc.	Florida Corporation
Gourmet Foodservice Warehouse, Inc.	Florida Corporation
Organic Food Brokers, LLC	Colorado LLC
Gourmeting Inc.	Delaware Corporation
Oasis Sales Corp.	Florida Corporation